UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Texas Petrochemicals Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

88265P208
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 23, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88265P208

1	NAME OF REPORTING PERSON RAMIUS CREDIT OPPORTUNITIES MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,451,405
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,451,405
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,451,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 88265P208

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 359,354
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 359,354
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,354
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 88265P208

1	NAME OF REPORTING PERSON RCG PB, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,636
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 82,636
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,636
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 88265P208

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,893,395
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,893,395
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,893,395
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 88265P208

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,893,395
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,893,395
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,893,395
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 88265P208

1	NAME OF REPORTING PERSON COWEN GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,893,395
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,893,395
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,893,395
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 88265P208

1	NAME OF REPORTING PERSON RCG HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,893,395
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,893,395
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,893,395
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 88265P208

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,893,395
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,893,395
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,893,395
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 88265P208

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,893,395
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,893,395
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,893,395
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88265P208

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,893,395
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,893,395
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,893,395
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88265P208

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,893,395
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,893,395
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,893,395
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88265P208

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,893,395
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,893,395
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,893,395
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88265P208

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”), of Texas Petrochemicals Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 5151 San Felipe, Suite 800, Houston, Texas 77056.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Ramius Credit Opportunities Master Fund Ltd, a Cayman Islands exempted company (“Ramius Credit Opportunities”), with respect to the Shares directly and beneficially owned by it;

(ii)	Ramius Enterprise Master Fund Ltd, a Cayman Islands exempted company (“Enterprise Master Fund”), with respect to the Shares directly and beneficially owned by it;

(iii)	RCG PB, Ltd, a Cayman Islands exempted company (“RCG PB”), with respect to the Shares directly and beneficially owned by it;

(iv)	Ramius Advisors, LLC, a Delaware limited liability company (“Ramius Advisors”), who serves as the investment advisor of each of Ramius Credit Opportunities, Enterprise Master Fund and RCG PB;

(v)	Ramius LLC, a Delaware limited liability company (“Ramius”), who serves as the sole member of Ramius Advisors;

(vi)	Cowen Group, Inc., a Delaware corporation (“Cowen”), who serves as the sole member of Ramius;

(vii)	RCG Holdings LLC, a Delaware limited liability company (“RCG Holdings”), who is the majority shareholder of Cowen;

(viii)	C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), who serves as managing member of RCG Holdings;

(ix)	Peter A. Cohen, who serves as one of the managing members of C4S;

(x)	Morgan B. Stark, who serves as one of the managing members of C4S;

(xi)	Thomas W. Strauss, who serves as one of the managing members of C4S; and

(xii)	Jeffrey M. Solomon, who serves as one of the managing members of C4S.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

CUSIP NO. 88265P208

(b)           The address of the principal office of each of Ramius Advisors, Ramius, Cowen, RCG Holdings, C4S, and Messrs. Cohen, Stark, Strauss and Solomon is 599 Lexington Avenue, 20th Floor, New York, New York 10022.

The address of the principal office of each of Ramius Credit Opportunities, Enterprise Master Fund and RCG PB is c/o Citco Fund Services (Cayman Islands) Limited, Regatta Office Park, Windward 1, 2nd Floor, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The officers and directors of Ramius Credit Opportunities and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.  The officers and directors of Enterprise Master Fund and their principal occupations and business addresses are set forth on Schedule C and incorporated by reference in this Item 2.  The officers and directors of RCG PB and their principal occupations and business addresses are set forth on Schedule D and incorporated by reference in this Item 2.  The officers and directors of Cowen and their principal occupations and business addresses are set forth on Schedule E and incorporated by reference in this Item 2.

(c)           The principal business of each of Ramius Credit Opportunities, Enterprise Master Fund and RCG PB is serving as a private investment fund.  Each of Ramius Credit Opportunities, Enterprise Master Fund and RCG PB have been formed for the purpose of making equity and debt investments.  The principal business of Ramius Advisors is acting as the investment advisor of each of Ramius Credit Opportunities, Enterprise Master Fund and RCG PB.  Ramius is engaged in money management and investment advisory services for third parties and proprietary accounts and serves as the sole member of Ramius Advisors.  Cowen provides alternative investment management, investment banking, research, and sales and trading services through its business units, Ramius and Cowen and Company.  Cowen also serves as the sole member of Ramius.  RCG Holdings is the majority shareholder of Cowen.  C4S serves as managing member of RCG Holdings.  Messrs. Cohen, Strauss, Stark and Solomon serve as co-managing members of C4S.

(d)           No Reporting Person, nor any person listed on Schedule B, Schedule C, Schedule D or Schedule E, each annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule B, Schedule C, Schedule D or Schedule E, each annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Cohen, Stark, Strauss, and Solomon are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Ramius Credit Opportunities, RCG PB and Enterprise Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 1,893,395 Shares beneficially owned in the aggregate by Ramius Credit Opportunities, RCG PB and Enterprise Master Fund is approximately $20,882,000, excluding brokerage commissions.

CUSIP NO. 88265P208

Item 4.	Purpose of Transaction.

The Reporting Persons originally purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On February 28, 2004, Ramius Credit Opportunities entered into an Investment Agreement with the Issuer and Castlerigg Master Investments, Ltd. (the “Investment Agreement”).  Pursuant to the terms of the Investment Agreement, the Issuer agreed, among other things, not to adopt a stockholder rights plan or a classified board, prohibit stockholder action by written consent, authorize the issuance of “blank check” preferred stock that could be issued to thwart a takeover attempt by increasing the number of outstanding shares of the Issuer,  limit who may call special meetings of the stockholders, establish advance notice requirements for board nominations or stockholder proposals, or take any other measures that could make the acquisition of the Shares more onerous or costly for an acquiror or that could materially impede the ability of the stockholders of the Issuer to benefit from a change of control or change in the management or Board of Directors (the “Board”).

Accordingly, the Issuer’s Amended and Restated Certificate of Incorporation (the “Certificate”) provides that until the earlier of the expiration of the Initial Term (as defined in the Certificate) or Ramius Credit Opportunities fails to individually own at least 5% of the issued and outstanding Common Stock, Ramius Credit Opportunities shall have the right to designate in writing a nominee for election to the Board such that during such period one of the directors comprising the Board shall be a person who was designated as a nominee by Ramius Credit Opportunities.  Additionally, until Castlerigg Master Investments, Ltd. and Ramius Credit Opportunities fail to collectively own at least ten percent of the issued and outstanding Shares the Issuer may not alter, change or repeal any provision contained in Article IV, Article VI(b)(i) and Article VII, of the Certificate unless the Issuer obtains the prior written consent of Castlerigg Master Investments, Ltd. and Ramius Credit Opportunities.

The foregoing description of the Investment Agreement is qualified in its entirety by reference to the Investment Agreement, a copy of which is included as Exhibit 99.1 to this Schedule 13D.

The foregoing description of the Certificate is qualified in its entirety by reference to the Certificate, a copy of which is included as Exhibit 99.2 to this Schedule 13D.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of the Issuer, engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 88265P208

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 17,897,904 Shares outstanding as of October 5, 2009, which is the total number of Shares outstanding as reported in the Issuer’s Amendment No. 1 to FORM 10, filed with the Securities and Exchange Commission on January 8, 2010.

On September 15, 2008, 1,451,405 Shares reported herein as being beneficially owned by Ramius Credit Opportunities and 25,000 Shares reported herein as being beneficially owned by Enterprise Master Fund (collectively, the “Frozen Shares”) were frozen in Ramius Credit Opportunities’ and Enterprise Master Fund’s prime brokerage accounts, respectively, as a result of the administration of Lehman Brothers International (Europe) (“LBIE”), which, through certain of its affiliates, was a prime broker for each of Ramius Credit Opportunities and Enterprise Master Fund.  The current status of the Frozen Shares under LBIE's administration proceedings has not been determined.  Ramius Credit Opportunities and Enterprise Master Fund claim beneficial ownership over the Frozen Shares until such time as a final determination concerning the Frozen Shares is made.

A.	Ramius Credit Opportunities

(a)	As of the close of business on January 22, 2010, Ramius Credit Opportunities beneficially owned 1,451,405 Shares.

Percentage: Approximately 8.1%

(b)	1. Sole power to vote or direct vote: 1,451,405
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,451,405
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Ramius Credit Opportunities in the past 60 days are set forth in Schedule A and are incorporated by reference.

B.	RCG PB

(a)	As of the close of business on January 22, 2010, RCG PB beneficially owned 82,636 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 82,636
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 82,636
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by RCG PB in the past 60 days are set forth in Schedule A and are incorporated by reference.

C.	Enterprise Master Fund

(a)	As of the close of business on January 22, 2010, Enterprise Master Fund beneficially owned 359,354 Shares.

Percen`tage:  2.0%

CUSIP NO. 88265P208

(b)	1. Sole power to vote or direct vote: 359,354
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 359,354
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Enterprise Master Fund in the past 60 days are set forth in Schedule A and are incorporated by reference.

D.	Ramius Advisors

(a)
Ramius Advisors, as the investment advisor of each of Ramius Credit Opportunities, Enterprise Master Fund and RCG PB, may be deemed the beneficial owner of the (i) 1,451,405 Shares owned by Ramius Credit Opportunities, (ii) 359,354 Shares owned by Enterprise Master Fund and (iii) 82,636 Shares owned by RCG PB.

Percentage: Approximately 10.6%.

(b)	1. Sole power to vote or direct vote: 1,893,395
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,893,395
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares on behalf of Ramius Credit Opportunities, Enterprise Master Fund and RCG PB in the past 60 days are set forth in Schedule A and incorporated by reference.

E.	Ramius

(a)
Ramius, as the sole member of Ramius Advisors, may be deemed the beneficial owner of the (i) 1,451,405 Shares owned by Ramius Credit Opportunities, (ii) 359,354 Shares owned by Enterprise Master Fund and (iii) 82,636 Shares owned by RCG PB.

Percentage: Approximately 10.6%

(b)	1. Sole power to vote or direct vote: 1,893,395
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,893,395
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares on behalf of Ramius Credit Opportunities, Enterprise Master Fund and RCG PB in the past 60 days are set forth in Schedule A and incorporated by reference.

F.	Cowen

(a)
Cowen, as the sole member of Ramius, may be deemed the beneficial owner of the (i) 1,451,405 Shares owned by Ramius Credit Opportunities, (ii) 359,354 Shares owned by Enterprise Master Fund and (iii) 82,636 Shares owned by RCG PB.

Percentage: Approximately 10.6%

CUSIP NO. 88265P208

(b)	1. Sole power to vote or direct vote: 1,893,395
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,893,395
4. Shared power to dispose or direct the disposition: 0

(c)
Cowen did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares on behalf of Ramius Credit Opportunities, Enterprise Master Fund and RCG PB in the past 60 days are set forth in Schedule A and incorporated by reference.

G.	RCG Holdings

(a)
RCG Holdings, a significant shareholder of Cowen, may be deemed the beneficial owner of the (i) 1,451,405 Shares owned by Ramius Credit Opportunities, (ii) 359,354 Shares owned by Enterprise Master Fund and (iii) 82,636 Shares owned by RCG PB.

Percentage: Approximately 10.6%

(b)	1. Sole power to vote or direct vote: 1,893,395
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,893,395
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Holdings did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares on behalf of Ramius Credit Opportunities, Enterprise Master Fund and RCG PB in the past 60 days are set forth in Schedule A and incorporated by reference.

H.	C4S

(a)
C4S, as the managing member of RCG Holdings, may be deemed the beneficial owner of the (i) 1,451,405 Shares owned by Ramius Credit Opportunities, (ii) 359,354 Shares owned by Enterprise Master Fund and (iii) 82,636 Shares owned by RCG PB.

Percentage: Approximately 10.6%

(b)	1. Sole power to vote or direct vote: 1,893,395
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,893,395
4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares on behalf of Ramius Credit Opportunities, Enterprise Master Fund and RCG PB in the past 60 days are set forth in Schedule A and incorporated by reference.

I.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
Each of Messrs. Cohen, Stark, Strauss and Solomon, as the managing members of C4S,  may be deemed the beneficial owner of the (i) 1,451,405 Shares owned by Ramius Credit Opportunities, (ii) 359,354 Shares owned by Enterprise Master Fund and (iii) 82,636 Shares owned by RCG PB.

Percentage: Approximately 10.6%

CUSIP NO. 88265P208

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,893,395
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,893,395

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any transactions in the Shares in the past 60 days.  The transactions in the Shares on behalf of Ramius Credit Opportunities, Enterprise Master Fund and RCG PB in the past 60 days are set forth in Schedule A and incorporated by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 28, 2004 Ramius Credit Opportunities entered into the Investment Agreement, the terms of which are described in Item 4.

On January 25, 2010, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Investment Agreement, by and among Ramius Credit Opportunities Master Fund Ltd (f/k/a RCG Carpathia Master Fund, Ltd.), Castlerigg Master Investments, Ltd. and Texas Petrochemicals Inc., dated February 28, 2004, filed as Exhibit 2.2 to Texas Petrochemicals Inc.’s FORM 10 filed November 25, 2009.

99.2	Amended and Restated Certificate of Incorporation of Texas Petrochemicals Inc., filed as Exhibit 3.1 to Texas Petrochemicals Inc.’s FORM 10 filed November 25, 2009.

99.3
Joint Filing Agreement by and among Ramius Credit Opportunities Master Fund Ltd, RCG PB, Ltd, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC,  Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated January 25, 2010.

99.4	Power of Attorney for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated August 16, 2007.

CUSIP NO. 88265P208

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 2010

RAMIUS CREDIT OPPORTUNITIES MASTER FUND LTD
By: Ramius Advisors, LLC,
its investment advisor

RCG PB, LTD
By: Ramius Advisors, LLC,
its investment advisor

RAMIUS ENTERPRISE MASTER FUND LTD
By: Ramius Advisors, LLC,
its investment advisor

RAMIUS ADVISORS, LLC By: Ramius LLC, its sole member RAMIUS LLC By: Cowen Group, Inc., its sole member COWEN GROUP, INC. RCG HOLDINGS LLC By: C4S & Co., L.L.C., its managing member C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

Jeffrey M. Solomon
JEFFREY M. SOLOMON
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 88265P208

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

RAMIUS CREDIT OPPORTUNITIES MASTER FUND LTD

(255)	*	5.2500	12/01/2009
(16,586)	**	5.2500	12/01/2009

RCG PB, LTD

60,000		5.2500	11/25/2009
1,000		6.0000	11/30/2009
29		0.0000	11/30/2009
2,564	#	0.0000	11/30/2009
3,397	#	14.5500	11/30/2009
10,333	#	0.0000	11/30/2009
263	#	0.0000	11/30/2009
25,000		7.5897	12/04/2009
(16,725)		9.0000	01/11/2010
(3,225)		9.0000	01/11/2010

RAMIUS ENTERPRISE MASTER FUND LTD

40	##	0.0000	11/30/2009
52	##	14.5500	11/30/2009
159	##	0.0000	11/30/2009
4	##	0.0000	11/30/2009
(50)		9.0000	01/11/2010
(80,000)		9.0000	01/11/2010

* Shares were transferred to Ramius Enterprise Master Fund Ltd, an affiliate of Ramius Credit Opportunities Master Fund Ltd, in an exempt transaction.

** Shares were transferred to RCG PB, Ltd, an affiliate of Ramius Credit Opportunities Master Fund Ltd, in an exempt transaction.

# Shares were acquired from Ramius Credit Opportunities Master Fund Ltd, an affiliate of RCG PB, Ltd, in an exempt transaction.

## Shares were acquired from Ramius Credit Opportunities Master Fund Ltd, an affiliate of Ramius Enterprise Master Fund Ltd, in an exempt transaction.

CUSIP NO. 88265P208

SCHEDULE B

Directors and Officers of Ramius Credit Opportunities Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Morgan B. Stark Director	Chief Executive Officer and President of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jeffrey M. Solomon Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of RCG Holdings LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies	Cayman Islands

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies	Cayman Islands

CUSIP NO. 88265P208

SCHEDULE C

Directors and Officers of Ramius Enterprise Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Morgan B. Stark Director	Chief Executive Officer and President of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Marran Ogilvie Director	Chief of Staff of Cowen Group, Inc.	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies	Cayman Islands

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies	Cayman Islands

CUSIP NO. 88265P208

SCHEDULE D

Directors and Officers of RCG PB, Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Morgan B. Stark Director	Chief Executive Officer and President of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Marran Ogilvie Director	Chief of Staff of Cowen Group, Inc.	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies	Cayman Islands

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies	Cayman Islands

CUSIP NO. 88265P208

SCHEDULE E

Directors and Officers of Cowen Group, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Peter A. Cohen Chairman of the Board and Chief Executive Officer	Chief Executive Officer of Cowen Group, Inc.	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jules B. Kroll Director	President of JEMKroll Group	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

David M. Malcolm Director	President and Chief Executive Officer of Cowen and Company	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jerome S. Markowitz Director	Senior Partner at Conifer Securities LLC	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jack H. Nusbaum Director	Chairman of Willkie Farr & Gallagher LLP	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

L. Thomas Richards, M.D. Director	Physician, UCSF Medical Center	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Edoardo Spezzotti Director	Senior Executive Vice President of Unicredit Group	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	Italy

John E. Toffolon, Jr. Lead Director	Director, Westway Group, Inc.	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Charles W.B. Wardell, III Director	Senior Client Partner at Korn/Ferry	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Christopher A. White Chief Financial Officer	Chief Financial Officer of Cowen Group, Inc.	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Joseph R. Wright Director	Chief Executive Officer and Director of Scientific Games Corporation	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States